EXHIBIT 99.1

Press Release

Forum National Investments Shareholders Elect Three New Directors
Friday July 11, 7:00 am ET

VANCOUVER, BC--(MARKET WIRE)--Jul 11, 2008 -- Forum National Investments Ltd. (FNI) (OTC BB:FMNLF.OB - News) today announced that it had elected three new directors to its Board of Directors, Mike Barrett, Kazauanari Kohno and Chris Yergensen, and re-elected Daniel Clozza, Tutschek, Scott McManus, and Jeff Teeny to FNI's board of directors at its recently held annual meeting.

Mr. Michael Barrett is the President of Pounce Consulting, Inc., an IT consulting company based in Orange County, California with operations in Guadalajara, Mexico whose clients include American Express, IBM, Fox Studios, and MetLife, among others. He joined Pounce after 20 years of hands-on experience in sales, marketing, and general management. Prior to Pounce Consulting, Mr. Barrett most recently served as Vice President of Sales and Customer Service for offshore provider Xavient Information Systems. He also managed sales and marketing in Oregon and Idaho for the global outsourcing giant Tata Consultancy Services (TCS).

Mr. Kazauanari Kohno is a finance executive, serving on the board of directors of Aegis Capital Co. Ltd and teaching as an Associate Professor at the School of Media and Governance, Keio University. Previously, Mr. Kohno held a number of senior finance executive positions for Roberts Mittani, Foreign TV Japan, and a number of positions at SSB CITI Asset Management in Tokyo and Salomon Smith Barney in New York.

Christopher Yergensen, Esq., President, and Corporate Counsel, Panorama Towers Group, is an experienced real estate attorney in Las Vegas. Prior to joining Panorama, Mr. Yergensen served as Corporate Counsel for Realty Management, Inc., and was lead counsel in helping secure debt and equity funding exceeding $250 million for the acquisition and construction of additional properties. Prior to Realty Management, Inc., Mr. Yergensen worked as a real estate attorney for Jones Vargas, Las Vegas' largest law firm. Mr. Yergensen represented numerous gaming companies in the development of multi-billion dollar investments on Las Vegas Boulevard, including the New York, New York Hotel and Casino, the Paris Hotel and Casino, and the MGM expansion.

"We are extremely pleased to welcome these three, highly accomplished individuals to our board of directors," said Dan Clozza, President and CEO, FNI. "Each of these new directors brings a skill set that will complement our new board and serve shareholders well as we continue to focus on building our life settlement business."

About FNI:

Forum National Investments Ltd. (http://www.foruminvestments.com/) is a publicly held company trading on the OTCBB under the symbol FMNLF. Our primary business revolves around developing consumer driven organizations designed to enhance lifestyles. The largest company in our portfolio is a company specializing in Life Settlements throughout the United States. (ALSS) http://www.thealss.com/

For further information contact: Dan Clozza 604-806-6098

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Forum believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, spending levels and other factors could cause actual results to differ materially from Forum's expectations.

Contact:

For further information contact:

Dan Clozza
604-806-6098